Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406

June 11, 2025

Soo Im-Tang

Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re: Capital Group Fixed Income ETF Trust – Capital Group High Yield Bond ETF (“CGHY”)

File Nos. 333-259025 and 811-23738

Dear Ms. Im-Tang:

In response to your comments, received on April 28, 2025, relating to the filing made on March 13, 2025 (the “Registration Statement”) of Capital Group High Yield Bond ETF (the “Fund”), we hereby file Post-Effective Amendment No. 15 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (such amendment, the “Amendment”) pursuant to Rule 472 of the 1933 Act.

Our responses to your comments are set forth below.

General

1.	Please provide a completed expense table, an expense example and responses to these comments at least 5 business days prior to the date of effectiveness of the above referenced filing.

Response: We acknowledge this comment. Please see below for the completed expense table and expense example.

Prospectus

2.	The prospectus indicates that the Fund may invest in the Central Funds. If acquired fund fees and expenses (“AFFE”) from such investments will exceed 0.01% of the average net assets of the Fund, please disclose these fees and expenses as a separate line item in the fee table.

Response: We confirm supplementally that the Fund's AFFE is not expected to exceed 0.01% of the average net assets of the Fund at this time. As a result, any such expenses will be reflected in "Other Expenses."

3.	Please revise disclosure to clarify that the reference to the Fund’s assets in respect of its 80% policy refers to “net assets plus borrowings for investment purposes.”

Response: We will revise the disclosure as suggested in the statement of additional information (under “Certain investment limitations and guidelines”) where the Fund’s 80% investment policy is discussed. The Fund does not expect to incur borrowings for investment purposes. We believe this additional detail would be more appropriately disclosed in the statement of additional information, rather than its summary prospectus, in accordance with the Staff’s guidance on layered disclosure.

4.	Please add disclosure in the summary prospectus under “Principal investment strategies” that the Fund may invest in debt securities of any maturity or duration, as indicated in the statutory prospectus.

Response: We have made this change in the Amendment.

5.	Please add disclosure in the summary prospectus that the Fund may invest in securities of issuers in emerging markets, and please also define “emerging markets.”

Response: The Fund is not expected to invest materially in emerging markets. Accordingly, “investing in emerging markets” is not provided as a principal risk of investing in the Fund, and the reference to emerging markets intentionally appears in the statutory prospectus (vs. the summary), in keeping with the Staff’s guidance on layered disclosure.

In addition, the following disclosure in the statement of additional information describes how the investment adviser may decide whether an investment is made in a particular country (including an “emerging market”) or geographic region:

“For purposes of determining whether an investment is made in a particular country or geographic region, the fund’s investment adviser will generally look to the domicile of the issuer in the case of equity securities or to the country to which the security is tied economically in the case of debt securities. In doing so, the fund’s investment adviser will generally look to the determination of MSCI Inc. (MSCI) for equity securities and Bloomberg for debt securities. In certain limited circumstances (including when relevant data is unavailable or the nature of a holding warrants special considerations), the adviser may also take into account additional factors, as applicable, including where the issuer’s securities are listed; where the issuer is legally organized, maintains principal corporate offices, conducts its principal operations, generates revenues and/or has credit risk exposure; and the source of guarantees, if any, of such securities. For purposes of determining which countries constitute “emerging markets,” the fund’s investment adviser will generally look to the determination of MSCI for equity securities and J.P. Morgan for debt securities.”

6.	To the extent investing in emerging markets is a principal risk of investing in the Fund, please add corresponding risk disclosure. We note that there is a reference to emerging markets-related risks at the end of the risk factor captioned “Investing outside the U.S.” – please enhance this discussion.

Response: Please see our response to Comment 5 above. We will remove the reference to “emerging markets” in the principal risk factor captioned “Investing outside the U.S.”

7.	Please disclose the percentage limit or range of the Fund’s assets that may be invested outside the United States.

Response: We believe stating a percent limitation on the Fund’s investments outside the United States would unnecessarily restrict the Fund and its portfolio managers, and is not required by Form N-1A. In addition, providing a specific percentage amount may create an expectation that the Fund will be invested near the percent limitation with respect to its investments outside the United States, which may not be accurate. Accordingly, we respectfully decline to make this change.

8.	With respect to the risk factor captioned “Investing in lower rated debt instruments,” please define what “lower rated debt” means.

Response: We have addressed this change in the Amendment.

9.	Please add disclosure regarding currency risk as it relates to investing in the fund.

Response: We have added risk disclosure pertaining to currencies in the statutory prospectus as an “additional risk” of investing in the fund. We do not view currency risk as a principal risk.

10.	In the section titled “Tax information,” please add to the end of the disclosure “in which case you may be subject to taxes from withdrawals of such account” or similar language.

Response: We will revise the language as follows:

“Dividends and capital gain distributions you receive from the fund are subject to federal income taxes and may also be subject to state and local taxes, unless you are tax-exempt or your account is tax-favored (in which case you may be taxed later, upon withdrawal of your investment from such account).”

11.	Please disclose the percentage that the Fund may invest in equity securities.

Response: We note that the Fund’s ability to invest in equity securities is limited by the Fund’s stated policy to invest at least 80% of its net assets in debt securities. In addition, because the Fund is not expected to invest materially in equity securities, the disclosure appears in the statutory prospectus and not in the summary prospectus. We do not believe Form N-1A requires the Fund to state a percentage limit with respect to its investments in equity securities.

12.	In respect of the disclosure regarding the fund’s ability to invest in equity securities, please clarify the sentence, including to define or provide examples of “the same or related corporate structure.”

Response: We have revised the disclosure to remove the above reference.

13.	With respect to the Fund’s disclosure regarding its consideration of environmental, social and governance (ESG) factors: (1) please disclose whether the investment adviser applies the criteria it uses with respect to ESG factors with respect to every investment or only some of its investments; (2) explain whether an investment could be made in a company that scores poorly on ESG if it scores strongly on other non-ESG factors; and (3) consider whether an ESG-specific risk factor may be appropriate or explain supplementally why such risk factor is not appropriate.

Response: (i) We believe the analysis of material ESG issues as part of our fundamental research can help us understand long-term risks and opportunities of an investment. As indicated in the disclosure, “The investment adviser may consider environmental, social and governance (‘ESG’) factors that, depending on the facts and circumstances, are material to the value of an issuer or instrument.” We believe the current disclosure is clear that ESG factors may be considered where such factors are material to the value of an investment.

(ii) We do not exclude investments solely based on ESG considerations to the extent we believe it represents a relatively attractive investment opportunity.

(iii) Because ESG considerations do not constitute a principal investment strategy of the Fund, and for the reasons noted above, we do not believe an ESG specific risk disclosure would be necessary or appropriate.

14.	Please supplementally confirm that the Fund does not currently anticipate significant exposure to any specific country, region, industry or sector. Alternatively, please add appropriate disclosure regarding such exposure to the principal investment strategy discussion.

Response: We confirm that the Fund does not currently anticipate significant exposure to any specific country, region, industry or sector.

Statement of additional information

15.	Regarding the Fund’s concentration policies, please note that the fund or investment adviser may not ignore affiliated and unaffiliated investment companies when determining whether the fund is in compliance with these concentration policies. Please confirm the fund will consider the investments of its underlying investment companies when determining the fund’s compliance with these concentration policies.

Response: We are not aware of any requirement to disclose this practice under Form N-1A, but acknowledge that to the extent the Fund determines that its investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund would include appropriate risk disclosure in the Registration Statement.

16.	In the “Additional information about fundamental policies” section, for purposes of fundamental policy 1(f), please clarify that the “government sponsored enterprises” is in reference to U.S. government sponsored enterprises.

Response: We have made this change in the Amendment.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact us.

Sincerely,

/s/ Clara Kang

Clara Kang

Counsel

(213) 615-3736

Clara.Kang@capgroup.com